UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Digital Brand Media and Marketing Group, INC.

Common Stock, par value $0.001

    CUSIP # 25385H104

December 9, 2013

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25385H104	13G	Page 1 of 4

1.			Name of Reporting Person World Wide Strategies, Inc. I.R.S. Identification No. of Above Person (entities only) 46-0815161

2.	Check the Appropriate Box if a Member of a Group		(a) ☐
			(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Owned by Each Reporting Person With	5.	Sole Voting Power	13,362,667

	6.	Shared Voting Power	13,362,667

	7.	Sole Dispositive Power	13,362,667

	8.	Shared Dispositive Power	13,362,667

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.			Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 7.43%

12.	Type of Reporting Person PN

CUSIP No. 25385H104	13G	Page 2 of 4

ITEM 1	(a)	NAME OF ISSUER: Digital Brand Media & Marketing Group, Inc.

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 747 3rd Avenue, NY, NY 10017

ITEM 2	(a)	NAME OF PERSON FILING World Wide Strategies, Inc.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

69 Dix Highway Dix Hill, NY 11746

	(c)	CITIZENSHIP

United States of America

	(d)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 Par Value

	(e)	CUSIP NUMBER 25385H104

ITEM 3               If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 25385H104	13G	Page 3 of 4

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

ITEM 4              OWNERSHIP

(a)           Amount beneficially owned:    Reporting Person is the beneficial owner of 13,362,667 shares of common stock plus $8500.00 in a convertible debenture with a 9.99% ownership limitation. In addition, Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b)           Percent of class:  7.43%

(c)           Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 13,362,667

(ii) Shared power to vote or to direct the vote:13,362,667

(iii) Sole power to dispose or to direct the disposition of: 13,362,667

(iv) Shared power to dispose or to direct the disposition of: 13,362,667

ITEM 5              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

ITEM 6              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7              IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

CUSIP No. 25385H104	13G	Page 4 of 4

ITEM 8              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9              NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10            CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

World Wide Strategies, Inc.

/s/ Peter Dunne

By:	Peter Dunne

Its:	President

Date:	December 9, 2013